EXHIBIT 7.1




FOR IMMEDIATE RELEASE:                                            N E W S
April 6, 1999                                                     Nasdaq-GTIM


                        GOOD TIMES RESTAURANTS INC.
                     EXTENDS AND REPRICES PUBLIC WARRANTS

GOLDEN, Colorado - Good Times Restaurants Inc. (Nasdaq-GTIM), parent company of Good Times Drive Thru Inc., announced today that its Board of Directors has approved an extension and repricing of the Company's publicly held Series A and Series B warrants. The expiration date of the Series A and Series B warrants has been extended to June 30, 1999, and the exercise price of the Series A and Series B warrants has been reduced to $3.00 per share.

Boyd Hoback, President and Chief Executive Officer, stated, " The warrants have been outstanding for quite some time and we feel it is in the best interest of the Company to allow the warrant holders an opportunity to exercise the warrants at the same price as in the recently completed private sale of common stock. If any warrants are not exercised they will expire on June 30, 1999 and not be an overhang on the Company's capital structure. We hope to access additional equity capital from the warrants to help support continued growth in Company-owned restaurants."

Good Times recently reported completing an agreement for the private sale of 350,000 shares of restricted common stock at $3.00 per share. Hoback added "The significant improvement in our sales and profitability combined with an expanded capital base allows us to increase our development plans toward our goal of 50 restaurants in Colorado. We will continue to strengthen our position in the Colorado market as the leader in quality, taste, speed of service and overall value and the development will allow us to access a much wider customer base."

                              # # #

INVESTOR RELATIONS CONTACTS:
Good Times Restaurants Inc.
Boyd E. Hoback, President & CEO, 303/384-1411



Certain statements in this release that are not historical facts may be "forward-looking statements." There are a number of important factors involving risks and uncertainties beyond the control of the Company that could cause actual events to differ materially from those expressed or implied by such statements. A description of risks and uncertainties attendant to Good Times Restaurants Inc. and its industry and other factors which could affect the Company's financial results are included in the Company's Securities and Exchange Commission filings.